PRESS RELEASE
For Immediate Release
Vivendi Universal Exchangeco Inc. to Adjourn Shareholders Meeting to April 28, 2006
TORONTO — February 21, 2006 - Vivendi Universal Exchangeco Inc. (TSX:VUE) (Vivendi Universal Exchangeco) announced today that, in light of the fact that its parent company, Vivendi Universal S.A. (Vivendi Universal), has extended the approval deadline to April 27, 2006 for proposed amendments to Vivendi Universal’s American Depositary Receipt (ADR) program, Vivendi Universal Exchangeco intends to adjourn its special meeting of the holders of its exchangeable shares in order to synchronize with the ADR process. The special meeting had been called for March 7, 2006, but will be adjourned to Friday, April 28, 2006.
The purpose of the special meeting is to consider changes to Vivendi Universal Exchangeco’s exchangeable shares so that they become exchangeable for Vivendi Universal’s ordinary shares, rather than its American Depositary Shares (ADSs), once the ADR program has been terminated.
Vivendi Universal’s ordinary shares trade on Euronext, where there is significantly greater liquidity for the ordinary shares than for the ADSs traded on the New York Stock Exchange.
It is intended that the adjourned special meeting will be held on Friday, April 28, 2006 commencing at 9:00 a.m. (Toronto time) at 199 Bay Street, Suite 2300, Commerce Court West, Toronto. There will be no change in the record date for the meeting. Proxies already deposited in respect of the special meeting will be valid for the adjourned meeting. Holders of record of exchangeable shares will have until 9:00 a.m. (Toronto time) on Wednesday, April 26, 2006 to deposit their proxies to be voted at the adjourned special meeting.
CONTACTS:

Media	Investor Relations

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Antoine Lefort	Daniel Scolan
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Alain Delrieu	Edouard Lassalle
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